Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

June 28, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 11 to the Registration Statement for
Munder Series Trust on behalf of the Munder Small-Mid Cap Fund
(File No. 333-102943)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Munder Series Trust (the “Trust”) and the Trust’s principal underwriter, Funds Distributor, Inc., hereby respectfully request that the effective date of Post-Effective Amendment No. 11 to the Trust’s Registration Statement on behalf of the Munder Small-Mid Cap Fund, filed on June 28, 2005, be accelerated so that it will become effective on July 1, 2005, or as soon thereafter as practicable. The Trust and Funds Distributor, Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

Please call Jane A. Kanter of Dechert LLP, the Trust’s outside counsel, at (202) 261-3302 if you have any questions.

Sincerely yours,

/s/ Melanie Mayo West
Melanie Mayo West
Assistant Secretary

The Undersigned hereby joins in the above request.

Funds Distributor, Inc.

/s/ Charles L. Booth
Charles L. Booth
Vice President & Assistant Compliance Officer

cc:	Christian Sandoe
Securities and Exchange Commission